CUSIP No. 913377107

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
SCHEDULE 13D (Rule 13d-101) INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 7)
CAREMARK ULYSSES HOLDING CORP. (f/k/a UNIVERSAL AMERICAN CORP.)
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
913377107
(CUSIP Number)
Welsh, Carson, Anderson & Stowe X, L.P. 320 Park Avenue, Suite 2500 New York, New York 10022 Attention: Jonathan M. Rather Tel. (212) 893-9500	Othon Prounis, Esq. Ropes & Gray LLP 1211 Avenue of the Americas New York, New York 10036 Tel. (212) 596-9000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 29, 2011 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  [ ]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 913377107

1.	NAME OF REPORTING PERSON: Welsh, Carson, Anderson & Stowe X, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY):
2.	(a) ☒ CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS☐ REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Not applicable
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES☐ CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) -0-
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 913377107

1.	NAME OF REPORTING PERSON: WCAS X Associates, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY):
2.	(a) ☒ CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS☐ REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Not applicable
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES☐ CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) -0-
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 913377107

Amendment No. 7 to Schedule 13D (FINAL AMENDMENT)

Reference is hereby made to the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") by the Reporting Persons with respect to the Common Stock of the Issuer on October 1, 2007, Amendment No. 1 thereto filed on March 12, 2008, Amendment No. 2 thereto filed on May 2, 2008, Amendment No. 3 thereto filed on December 15, 2008, Amendment No. 4 thereto filed on October 9, 2009, Amendment No. 5 thereto filed on November 13, 2009 and Amendment No. 6 thereto filed on January 4, 2011 (as so amended, the "Schedule 13D").  Terms defined in the Schedule 13D are used herein as so defined.

The Schedule 13D is hereby amended as follows:

Item 1.	Security and Issuer.

Item 1 is hereby amended with respect to the name of the Issuer by incorporating by reference the information provided in Item 4 below.

Item 4.	Purpose of Transaction.

The information in Item 4 is hereby amended and supplemented as follows:

On April 29, 2011, the Issuer (subsequently renamed Caremark Ulysses Holding Corp.) consummated the transactions contemplated by the Merger Agreement described in Amendment No. 6 to the Schedule 13D and the Separation Agreement (as amended, the “Separation Agreement”), dated as of December 30, 2010, by and among the Issuer, Universal American Spin Corp. (subsequently renamed Universal American Corp.) (“New UAM”) and, solely for the limited purposes specified therein, CVS Caremark.  Pursuant to the Merger Agreement and the Separation Agreement, (1) immediately prior to the Merger (as defined below), the Issuer separated all of its businesses other than its Medicare Part D Business and transferred those businesses to New UAM and New UAM’s subsidiaries and (2) Merger Sub merged (the “Merger”) with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of CVS Caremark.  In connection with the Merger, the Issuer was renamed “Caremark Ulysses Holding Corp.” and New UAM was renamed “Universal American Corp.”  Pursuant to the Merger Agreement, (A) each outstanding share of the Issuer’s common stock (other than shares held in the treasury of the Issuer, shares owned by the Issuer, CVS Caremark or any of their subsidiaries and restricted shares) was converted into the right to receive (i) from the Issuer, one share of New UAM common stock (the “Per Share Stock Consideration”), and (ii) cash consideration paid by CVS Caremark (the “Per Share Cash Consideration” and, together with the Per Share Stock Consideration, the “Per Share Closing Consideration”), and (B) CVS Caremark became the indirect owner of all of the shares of the Issuer’s common stock.  The Per Share Cash Consideration was equal to $14.00.   In connection with the Merger, the Issuer removed its common stock from listing on the New York Stock Exchange and filed with the Commission a certification on Form 15 requesting the deregistration of the its common stock.

Item 5.          Interest in Securities of the Issuer.

Item 5(a) is hereby amended by reference to the information provided on the cover pages to this Amendment No. 7 to Schedule 13D and to state that as of the date of this filing neither the Reporting Persons nor any of the Managing Members of WCAS X Associates own any shares of Common Stock.

Item 5(c) is hereby amended and restated in its entirety to state that as of the date of filing of this Amendment No. 7 to Schedule 13D, none of the Reporting Persons have effected any transactions in the Common Stock within the past 60 days.

Item 5(e) is hereby amended and restated in its entirety to state that the Reporting Persons ceased to be the beneficial owners of more than 5% of the Common Stock on April 29, 2011 .

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented to incorporate by reference the information contained in Item 4 above.

CUSIP No. 913377107

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2011

WELSH, CARSON, ANDERSON & STOWE X, L.P.
By:	/s/ David Mintz
Attorney-in-Fact
WCAS X ASSOCIATES LLC
By:	/s/ David Mintz
Attorney-in-Fact